SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                       _______________________

                            SCHEDULE 13D
                           (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13D-2(A)

                          (AMENDMENT NO. 7)

                         Chic by H.I.S. Inc.
                          (Name of Issuer)

              Common Stock, $.01 par value per share
                  (Title of Class of Securities)


                               167113109
                            (CUSIP Number)


                            Arnold M. Amster
                            767 Fifth Avenue
                         New York, New York 10153
                             (212) 644-4500
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)
                                Copy to:

                        Daniel E. Stoller, Esq.
                Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue
                       New York, New York 10022
                            (212) 735-3000

                          September 10, 1998
          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



 USIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold M. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  x
                                                          (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                           _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER             129,900 shares

       8.  SHARED VOTING POWER           839,400 shares

       9.  SOLE DISPOSITIVE POWER        129,900 shares

      10.  SHARED DISPOSITIVE POWER      839,400 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           969,300 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          -----

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7 %

 14.  TYPE OF REPORTING PERSON

           IN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Peggy J. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  x
                                                         (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER           157,500 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER      157,500 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           157,500 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        -----

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6 %

 14.  TYPE OF REPORTING PERSON

           IN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Wendy A. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  x
                                                         (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                     0 shares

       8.  SHARED VOTING POWER              81,600 shares

       9.  SOLE DISPOSITIVE POWER                0 shares

      10.  SHARED DISPOSITIVE POWER         81,600 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,600 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .8 %

 14.  TYPE OF REPORTING PERSON

           IN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Amster Foundation

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  x
                                                         (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                         _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER          25,000 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER     25,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          ------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .2 %

 14.  TYPE OF REPORTING PERSON

           00



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Amster & Co.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  x
                                                          (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         110,000 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    110,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           110,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1 %

 14.  TYPE OF REPORTING PERSON

           PN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Flex Holding Corp.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  x
                                                         (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                          _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         465,300 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    465,300 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           465,300 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                      ------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.6 %

 14.  TYPE OF REPORTING PERSON

           CO

           This Amendment No. 7 further amends and supplements the Schedule 13D dated October 22, 1997 filed by Arnold M. Amster, Peggy J. Amster, Peggy J. Amster, as custodian for Wendy Amster, The Amster Foundation, Amster & Co. and Flex Holding Corp. (collectively, the "Reporting Persons"), relating to the shares of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the Schedule 13D dated October 22, 1997, as amended to date.

 ITEM 2.  IDENTITY AND BACKGROUND.

           The response to Item 2 is hereby amended and supplemented by the following:

           Shares of Common Stock previously reported in this Schedule 13D as being owned by Peggy J. Amster as custodian for Wendy Amster are now being reported as owned directly by Wendy A. Amster. Accordingly, Wendy A. Amster is now a Reporting Person and Peggy J. Amster as custodian for Wendy Amster is no longer a Reporting Person. The current Reporting Persons are identified on Schedule A annexed hereto.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

           The response to Item 3 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

           The source and aggregate amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported as being beneficially owned by the Reporting Persons are as follows:

 Name                         Amount                Source of Funds

 Arnold M. Amster             $    806,415          Personal funds*
 Peggy J. Amster              $    981,344          Personal funds*
 Wendy A. Amster              $    507,297          Personal funds
 The Amster Foundation        $    166,999          Foundation funds
 Amster & Co.                 $    679,892          Working capital*
 Flex Holding Corp.           $ 3,231,180           Working capital*

 --------------------------
 * The shares of Common Stock owned by Arnold M. Amster, Peggy J. Amster, Amster & Co. and Flex Holding Corp were purchased in their respective brokerage margin accounts on customary terms.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended and supplemented by adding the following:

           The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 969,300 shares or 9.7% of the outstanding Common Stock. The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

 Name                        Number of Shares      Percentage

 Arnold M. Amster              969,300 (1)            9.7% (1)
 Peggy J. Amster               157,500                1.6%
 Wendy A. Amster                81,600                 .8%
 The Amster Foundation          25,000                 .2%
 Amster & Co.                  110,000                1.1%
 Flex Holding Corp.            465,300                4.6%

 -----------------------
 (1) Includes an aggregate of 839,400 shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed the beneficial owner of all of the shares of Common Stock owned by the other Reporting Persons. Arnold Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

           During the past 60 days, the Reporting Persons engaged in transactions in the Common Stock as set forth below. All such transactions constituted open-market purchases of the Common Stock effected through The New York Stock Exchange, Inc.

 Reporting Person         Date           Number of Shares    Price Per Share

Arnold M. Amster          7/17/98            4,000               $7.00
                           9/2/98            6,000                5.00
                           9/4/98            5,000                4.63
                           9/4/98              400                4.50
                           9/9/98            5,000                4.38
                          9/10/98            4,500                3.50
                          9/11/98            5,000                3.25

 Peggy J. Amster           9/9/98           10,000               $4.63
                           9/9/98           10,000                4.50
                           9/10/98          20,000                3.50
                           9/10/98           7,500                3.50

 Wendy A. Amster           7/23/98           2,000               $6.56
                           7/23/98           2,000                6.50
                           7/24/98           1,000                6.38
                           7/28/98             400                6.13
                           7/29/98           1,000                6.13
                           7/30/98           1,600                6.13
                           8/13/98           9,100                6.00
                           9/10/98          10,000                3.50

 Amster & Co.              9/15/98           5,000               $3.19
                           9/15/98           5,000                3.13

 Flex Holding Corp.        7/31/98          17,400               $5.88
                            9/2/98           6,000                5.00
                            9/3/98           5,000                4.88
                           9/10/98           2,500                4.00
                           9/10/98           5,000                3.75



                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


 September 15, 1998                      /s/ Arnold M. Amster
                                         ---------------------------------
                                         Arnold M. Amster


 September 15, 1998                              *
                                         ---------------------------------
                                         Peggy J. Amster


 September 15, 1998                      THE AMSTER FOUNDATION

                                         By /s/ Arnold M. Amster
                                           -------------------------------
                                            Arnold M. Amster


 September 15, 1998                      AMSTER & CO.

                                         By /s/ Arnold M. Amster
                                           -------------------------------
                                            Arnold M. Amster, General Partner


 September 15, 1998                      FLEX HOLDING CORP.

                                         By /s/ Arnold M. Amster
                                           -------------------------------
                                            Arnold M. Amster, Chairman
                                            of the Board



 *  By /s/ Arnold M. Amster
      ----------------------
          Arnold M. Amster
          Attorney-in-fact



                                POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Arnold M. Amster her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

           After reasonable inquiry and to the best knowledge and belief of the person set forth below, such person certifies that the information set forth in this Statement is true, complete and correct.


 September 15, 1998                 /s/ Wendy A. Amster
                                    -------------------
                                    Wendy A. Amster



                                   SCHEDULE A

                                REPORTING PERSONS



 Arnold M. Amster
 767 Fifth Avenue
 New York, New York 10153

 Peggy J. Amster
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 Wendy A. Amster
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 The Amster Foundation
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 Amster & Co.
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 Flex Holding Corp.
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153